FINANCIAL STATEMNTS
AND
SUPPLEMENTARY INFORMATION
ATAKAMA INC.
YEARS ENDED DECEMBER 31, 2024 AND 2023

ATAKAMA INC.

TABLE OF CONTENTS

ATAKAMA INC.
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2024 AND 2023

Income Statement	2023	2024
Income		
Discounts Given	0	-$40.00
Sales	$1,129,188.20	$599,996.66
Total for Income	**$1,129,188.20**	**$599,956.66**
Cost of Goods Sold	0	0
Gross Profit	**$1,129,188.20**	**$599,956.66**
Expenses		
Advertising	$367,137.02	$51,389.18
Amortization Expense	$1,393.50	0
Bank Charges	$2,534.30	$6,967.23
Business Consulting	$65,059.62	$24,975.00
Capital Raise	$976,752.86	$99,846.00
Depreciation Expense	$3,958.34	0
General and Administrative Expenses	$76,152.73	$175,857.93
Hiring-related expenses	$16,789.07	$60,056.00
Litigation Expenses	$694,302.09	$1,480,443.30
Marketing	$261,785.56	$437,367.78
Non-Tech R&D	$60,066.74	$35,254.24
Professional Accounting & Legal Services	$109,348.24	$99,235.22
Rent or Lease	$276,233.17	$267,285.47
Salaries	$4,444,511.84	$4,203,942.09
Sales Expenses	$150,556.69	$86,387.90
Taxes & Licenses	$5,567.59	$11,113.12
Technology - Consulting	$8,562.50	0
Technology - Services	$120,987.22	$270,141.90
Travel	$52,455.49	$118,101.59
Total for Expenses	**$7,694,154.57**	**$7,428,363.95**
Net Operating Income	**-$6,564,966.37**	**-$6,828,407.29**
Other Income		
Interest Earned	$106,215.73	$192,401.06
Interest Expense	-$37,652.05	-$137,129.41
Total for Other Income	**$68,563.68**	**$55,271.65**
Other Expenses		
Other Expenses	-$27,476.97	0
Total for Other Expenses	**-$27,476.97**	**0**
Net Other Income	**$96,040.65**	**$55,271.65**
Net Income	**-$6,468,925.72**	**-$6,773,135.64**

ATAKAMA INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

Balance Sheet	2023	2024
Assets		
Current Assets		
Bank Accounts		
Total for Bank Accounts	$6,908,823.65	$3,568,774.82
Accounts Receivable		
Accounts Receivable	$110,401.17	$64,912.42
Total for Accounts Receivable	$110,401.17	$64,912.42
Other Current Assets		
Total for Other Current Assets	$21,552.00	$131,947.22
Total for Current Assets	$7,040,776.82	$3,765,634.46
Fixed Assets		
Computer Equipment	$37,529.73	$37,529.73
Total for Computer Equipment	$5,795.44	$5,795.44
Organizational Costs	$33,720.00	$33,720.00
Total for Organizational Costs	$13,113.00	$13,113.00
Trademark	$8,091.00	$8,091.00
Total for Trademark	$3,643.50	$3,643.50
Total for Fixed Assets	$22,551.94	$22,551.94
Other Assets		
Notes Receivable	0	0
Total for Notes Receivable	$400,000.00	$1,100,000.00
Security Deposit 295 Madison	$68,000.00	$68,000.00
Total for Other Assets	$468,000.00	$1,168,000.00
Total for Assets	$7,531,328.76	$4,956,186.40
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Total for Accounts Payable	$232,912.70	$633,437.36
Credit Cards		
Total for Credit Cards	$61,608.86	$85,130.90
Other Current Liabilities		
Deferred Revenue	$363,553.69	$239,507.92
Total for Other Current Liabilities	$363,553.69	$239,507.92
Total for Current Liabilities	$658,075.25	$958,076.18
Long-term Liabilities		
Total for Long-term Liabilities	$18,280,204.33	$18,280,204.33
Total for Liabilities	$18,938,279.58	$19,238,280.51
Equity		
Total for Equity	-$11,406,950.82	-$14,282,094.11
Total for Liabilities and Equity	$7,531,328.76	$4,956,186.40

ATAKAMA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2024 AND 2023

	2023	2024
Balance Beginning of Year	[$10,183,588]	[$11,406,951]
Net Loss	[$6,468,926]	[$6,773,136]
Stockholders' Contribution	$5,245,563	$3,897,993
Balance End of Year	[$11,406,951]	[$14,282,094]

ATAKAMA INC.
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2024 AND 2023

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
OPERATING ACTIVITIES			
Net Income	-6,468,925.72	-6,773,135.64	$ -13,242,061.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	410,275.24	235,094.46	$645,369.70
Net cash provided by operating activities	$ -6,058,650.48	$ -6,538,041.18	$ -12,596,691.66
INVESTING ACTIVITIES	$ -43,628.44	$ -700,000.00	$ -743,628.44
FINANCING ACTIVITIES	$8,645,563.33	$3,897,992.35	$12,543,555.68
NET CASH INCREASE FOR PERIOD	$2,543,284.41	$ -3,340,048.83	$ -796,764.42

ATAKAMA INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024
WITH SUMMARIZED FINANCIAL INFORMATION
FOR THE YEAR ENDED 2023

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Atakama Inc. (the "Company") formerly known as SolidX Partners Inc., is a company organized under the laws of the State of Delaware on March 19, 2014. It was also registered to do business as a foreign entity in the State of New York on November 19, 2014. The Company is a New York City based cybersecurity company that was founded by a team of entrepreneurs and engineers. Its mission is to be the leading browser security provider. Using its Managed Browser Security Platform, the Company transforms the browser into a secure and fully managed workspace.

B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

C – Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, expenses, gains, losses, and other changes in net assets during the reporting period. These estimates also affect the disclosure of contingent assets and liabilities as of the financial statement date. Actual results may differ from these estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the useful lives of fixed assets, fair value assessments, allowance for doubtful accounts, and potential impacts from macroeconomic conditions, including market volatility and evolving regulatory environments.

<u>D – Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2024, and 2023, cash consists primarily of checking and saving deposits. The cash balances as of December 31, 2024, and 2023 are $3,568,774, and $6,908,824.

<u>E – Concentration of Credit Risk</u>

The Company maintains its cash accounts at a commercial bank. The Federal Deposit Insurance Corporation (FDIC) insures $250,000 for substantially all depository accounts. At December 31, 2024 and 2023, the amount in excess of insured limits was approximately $3,318,775, and $6,486,216. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

<u>F – Use of Estimates</u>

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

One of the Company's wholly-owned subsidiaries is the plaintiff in a litigation pending in New York State Court.

Note 3 – SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.